UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Ensco plc
(Name of Issuer)

Class A Ordinary Shares, par value $0.10 per share
(Title of Class of Securities)

26874Q109
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26874Q109

1	Names of Reporting Persons. Greenlight Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,220,340 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,220,340 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,340 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 2.3%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 26874Q109

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 7,174,128 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 7,174,128 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,174,128 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.0%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

CUSIP No. 26874Q109

1	Names of Reporting Persons. DME Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 363,941 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 363,941 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 363,941 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.3%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 26874Q109

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,279,700 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,279,700 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,279,700 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.9%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 26874Q109

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 557,776 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 557,776 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 557,776 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.4%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 26874Q109

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,837,476 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,837,476 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,476 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.3%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 26874Q109

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 9,011,604 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 9,011,604 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,011,604 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 6.3%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

CUSIP No. 26874Q109

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (the “Amendment”) to the Schedule 13G relating to Class A Ordinary Shares, par value $0.10 (the “Class A Ordinary Shares”), of Ensco plc, a public limited company incorporated under English law (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on July 12, 2010.  This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Management GP, LLC, a Delaware limited liability company (“DME Management GP”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company that serves as general partner to DME Advisors (“DME GP” and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Amendment relates to Class A Ordinary Shares of the Issuer purchased by Greenlight for the accounts of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, (iv) a managed account for which DME Advisors acts as investment manager (the “Managed Account”), (v) Greenlight Capital (Gold), LP (“Greenlight Gold”) of which DME Management GP is the general partner and for which DME CM acts as investment manager and (vi) Greenlight Capital Offshore Master (Gold), Ltd. (“Greenlight Gold Offshore”) for which DME CM acts as investment manager.  DME GP is the general partner of DME Advisors and of DME CM.

This Amendment is being filed to amend and restate Item 4 as follows:

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 3,220,340 Class A Ordinary Shares held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 7,174,128 Class A Ordinary Shares held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	DME Management GP may be deemed the beneficial owner of 363,941 Class A Ordinary Shares held for the account of Greenlight Gold.

iv)	DME Advisors may be deemed the beneficial owner of 1,279,700 Class A Ordinary Shares held for the account of the Managed Account.

v)	DME CM may be deemed the beneficial owner of 557,776 Class A Ordinary Shares held for the accounts of Greenlight Gold and Greenlight Gold Offshore.

vi)	DME GP may be deemed the beneficial owner of 1,837,476 Class A Ordinary Shares held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the Managed Account.

vii)
Mr. Einhorn may be deemed the beneficial owner of 9,011,604 Class A Ordinary Shares. This number consists of: (A) an aggregate of 3,220,340 Class A Ordinary Shares held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 3,953,788 Class A Ordinary Shares held for the account of Greenlight Offshore, (C) 363,941 Class A Ordinary Shares held for the account of Greenlight Gold, (D) 193,835 Class A Ordinary Shares held for the account of Greenlight Gold Offshore and (E) 1,279,700 Class A Ordinary Shares held for the Managed Account.

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of Class A Ordinary Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold, Greenlight Gold Offshore or the Managed Account.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any Class A Ordinary Shares, if applicable.

CUSIP No. 26874Q109

Item 4(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The percentages reported herein have been determined by dividing the number of Class A Ordinary Shares beneficially owned by each of the Reporting Persons by 142,957,550, the number of Class A Ordinary Shares represented by the American depository shares reported by the Issuer as being outstanding as of October 20, 2010, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on October 21, 2010 with the Securities and Exchange Commission.

Item 4(c)        Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

CUSIP No. 26874Q109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 14, 2011
GREENLIGHT CAPITAL, L.L.C.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME MANAGEMENT GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

CUSIP No. 26874Q109

* The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on July 12, 2010 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.